UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Explanatory Note

Pixie Dust Technologies, Inc. (the “Company”) is furnishing this Amendment No.1 to the Form 6-K originally filed on February 20, 2024 (the “Form 6-K”) in order to clarify certain statements made with respect to the Company’s recent change of auditor. As previously disclosed in the Form 6-K, on February 14, 2024, the Company’s Board of Directors approved the proposed appointment of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm.

The formal engagement of Marcum Asia remains subject to Marcum Asia’s completion of its standard client acceptance process and execution of an engagement letter.

This Amendment does not reflect events occurring after the filing of the Form 6-K, and does not update disclosures contained in the Form 6-K or modify or amend the Form 6-K except as specifically described in this Explanatory Note.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: March 5, 2024	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer